UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ______)*
Vyteris Holdings (Nevada), Inc.
(Name of Issuer) Common Stock, par value $.001 per share
(Title of Class of Securities) 92926P102
(CUSIP Number) Gary Ostoich, Director 2 Bloor Street West, Suite 2700 Toronto, Ontario, Canada M4W 3E2 (416) 849-2555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92926P102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BTR Global Opportunity Trading Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 7,500,000 (of which 2,500,000 are warrants to purchase common stock that can be exercised within 60 days)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 7,500,000 (of which 2,500,000 are warrants to purchase common stock that can be exercised within 60 days)
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): CO

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CUSIP No. 92926P102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BTR Global Growth Trading Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 7,500,000 (of which 2,500,000 are warrants to purchase common stock that can be exercised within 60 days)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 7,500,000 (of which 2,500,000 are warrants to purchase common stock that can be exercised within 60 days)
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Vyteris Holdings (Nevada), Inc., a corporation organized under the laws of the State of Nevada (“Issuer”). The address of the Issuer’s principal executive offices is:

Vyteris Holdings (Nevada), Inc.

13-01 Pollitt Drive

Fair Lawn, NJ 07410

Item 2. Identity and Background

(a) – (c) and (f). BTR Global Opportunity Trading Limited (“BTR Opportunity”) is a corporation organized under the laws of the Cayman Islands. BTR Global Growth Trading Limited (“BTR Growth”) is a corporation organized under the laws of the Cayman Islands. Both BTR Opportunity and BTR Growth are pooled funds that make investments in a broad range of securities across a number of different sectors. The executive office of each of BTR Opportunity and BTR Growth are located at Ogier Fiduciary Services (Cayman) Ltd., PO Box 1234 GT, Queensgate House, South Church, George Town, Grand Cayman Islands.

BTR Growth and BTR Opportunity are subsidiaries of BTR Capital Limited which is an umbrella-type open ended company incorporated in the Cayman Islands. The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of BTR Capital Limited are as set forth on Appendix A attached hereto and are incorporated herein by reference.

(d) and (e).

Neither BTR Opportunity nor BTR Growth nor, to the best of their knowledge, any person listed on Appendix A has, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, provincial or state securities laws, or a finding of any violation of federal, provincial or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock and Warrants were purchased were purchased with funds obtained from existing cash reserves.

Item 4. Purpose of Transaction

The purpose of the acquisition is to enable BTR Opportunity and BTR Growth to acquire an ownership position in the Issuer. The securities were acquired in a private transaction from the Issuer on November 20, 2006 at a price equal to $.50 per unit, with each unit consisting of two shares of Common Stock and one warrant to purchase a share of Common Stock at a price of $.45 per share.

Other than as described in this Statement, neither BTR Opportunity nor BTR Growth have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of November 30, 2006, each of BTR Opportunity and BTR Growth beneficially owns 7,500,00 shares of Common Stock ((of which 2,500,000 are warrants to purchase common stock that can be exercised within 60 days). Each of BTR Opportunity and BTR Global beneficially own 10.1% of the outstanding Common Stock of Issuer as of such date. Each of BTR Opportunity and BTR Growth has the sole power to vote or dispose of the securities of the Issuer owned by it. Neither BTR Opportunity nor BTR Growth beneficially own any other shares of Common Stock of the Issuer. None of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock of the Issuer.

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(c)          Except as described in Item 4 above, none of BTR Opportunity, BTR Global or any of the persons whose names are listed on Appendix A has engaged in any transaction during the past 60 days in any shares of Common Stock of the Issuer.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the purchase of securities described above in Item 4, each of BTR Opportunity and BTR Global entered into a registration rights agreement with the Issuer. Pursuant to these agreements, the Issuer will prepare and use its best efforts to file a registration statement with the Securities and Exchange Commission on or before February [18], 2007. The registration statement will cover the resale of all the Common Stock issued to BTR Opportunity and BTR Growth, as well as the resale of all the Common Stock issuable upon the exercise of the warrants.

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of BTR Opportunity, BTR Global or any person whose names are listed on Appendix A and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Agreement relating to joint filing

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 30, 2006
BTR GLOBAL OPPORTUNITY TRADING LIMITED By: /s/ Gary Ostoich
Name: Gary Ostoich Title: Director

BTR GLOBAL GROWTH TRADING LIMITED By: /s/ Gary Ostoich
Name: Gary Ostoich Title: Director

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APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF BTR CAPITAL LIMITED

The following table sets forth the name, present principal occupation or employment and the name and principal business of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of BTR Opportunity and for each of its executive officers. Each person listed below is a citizen of as indicated. The business address of each such director or executive officer is as indicated below.

Name	Present Principal Occupation or Employment Material Positions Held During the Past Five Years (1)

Gary K. Ostoich (director) Canadian

President/Chief Operating Officer of Salida Capital Corp. (money manager) (2004-Present)

Address:  2 Bloor Street West, Toronto, Ontario M4W 3E2

Partner, law firm of McMillan Binch Mendelsohn LLP (1987-2004)

Address:  BCE Place, Suite 4400, Bay Wellington Tower, 181 Bay Street

Toronto, Ontario M5J 2T3

Boris Stein (director) Bahamian	Managing Director of Valdy Administration (corporate service provider) (1998-Present) Address: One Bay Street, Suite 303, Nassau, Bahamas
Gilbert Ward (director) Bahamian

Director of Valdy Administration (corporate service provider) (2004-Present)

Address:  One Bay Street, Suite 303, Nassau, Bahamas

Partner, law firm of Graham Thompson & Co. (1987-2004)

Address:  Sassoon House, Shirley Street, Nassau, Bahamas

(1)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as indicated.

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EXHIBIT 5

This agreement is entered into by and between BTR Global Opportunity Trading Limited and BTR Global Growth Trading Limited. Each of the persons named above hereby agrees that the Schedule 13D to which this agreement is attached as an exhibit, which is to be filed with the U.S. Securities and Exchange Commission, is to be filed on behalf of each such person.

This agreement may be executed in multiple counterparts, each of which shall constitute an original.

IN WITNESS HEREOF, each of the undersigned has executed this agreement or caused this agreement to be executed on its behalf this 30th day of November, 2006.

BTR GLOBAL OPPORTUNITY TRADING LIMITED By: /s/ Gary Ostoich
Name: Gary Ostoich Title: Director

BTR GLOBAL GROWTH TRADING LIMITED By: /s/ Gary Ostoich
Name: Gary Ostoich Title: Director

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